Securitas Edgar Filings, Inc.

Empire State Building

350 Fifth Avenue 59th Floor

New York, NY  10118

February 17, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Securitas Edgar Filings, Inc. (“SEF”)

File No.: 333-167824

To Whom It May Concern:

On behalf of SEF, I hereby submit this application for withdrawal of Post-Effective Amendment No. 4 to SEF’s Registration Statement, filed on February 7, 2012, on Form S-1A, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”).  No securities were sold in connection with Post-Effective Amendment No. 4.

SEF’s Registration Statement (Registration No. 333-167824) (the “Registration Statement”) was declared effective on April 18, 2011 (the “Effective Date”) for the purpose of registering (1) 294,000 shares of common stock offered for resale by 32 of the Company’s shareholders and (2) a maximum of 1,000,000 shares of common stock offered for sale by the Company on a best-efforts basis (the “Offering”) under the Securities Act of 1933.

Post-Effective Amendment No. 4 was filed for the purpose of removing from registration the remaining 975,000 shares which were unsold by the Company at the termination of the Offering.  SEF is filing this application for withdrawal because Post-Effective Amendment No. 4 did not include a Prospectus with updated financials, exhibits, and auditor's consent letter.  SEF intends to file a new Post-Effective Amendment that contains the aforementioned updated information to properly deregister the remaining shares that were unsold in the Offering.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the amendment has been signed by the President of SEF this 17th day of February, 2012.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Robert Diener at (310) 396-1691.

Sincerely,

/s/ Jeremy B. Pearman

Jeremy B. Pearman

President